                      [CHADBOURNE & PARKE LLP LETTERHEAD]





                                        March 6, 1997



Mr. Roland St. Paul
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

              Re:  Computer Generated Solutions, Inc.
                   Form 8-A filed on February 21, 1997
                   (File No. 000-21117)
                   ----------------------------------

Dear Mr. St. Paul:

          On behalf of Computer Generated Solutions, Inc. (the "Company"), we hereby request the withdrawal of the Company's Form 8-A filed with the Securities and Exchange Commission (the "Commission") on February 21, 1997 (File No. 000-21117), relating to the Company's proposed public offering of up to $52,923,000 of the Company's Common Stock, $0.001 par value per share.


          Should you have any questions, please call the undersigned at
(212) 408-5405.


                                   Very truly yours,


                                   Joseph A. Herz